    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 22, 1996
                                        REGISTRATION NO. 333-__________

________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                         ______________________________
                                   FORM  S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                         ______________________________

                              LASERTECHNICS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

   Delaware                   3208 Commander Drive             85-0294536
(State or other             Carrollton, Texas 75006         (I.R.S. Employer
jurisdiction of                  (214) 407-6080            Identification No.)
incorporation             (Address, including zip code,
or organization)             and telephone number,
                             including area code,
                           of registrant's principal
                               executive offices)
                         ________________________________

                              E.A. Milo Mattorano
                  Vice President and Chief Financial Officer
                              Lasertechnics, Inc.
                             3208 Commander Drive
                            Carrollton, Texas 75006
                                (214) 407-6080
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                         ________________________________

                                  Copies to:
                               Kenneth S. Siegel
                             Baker & Botts, L.L.P.
                             599 Lexington Avenue
                           New York, New York 10022

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: From time to time after the effective date of the registration statement.

          If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[_]________________

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]________________

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                                  CALCULATION OF REGISTRATION FEE
====================================================================================================================

          TITLE OF SHARES                AMOUNT TO BE        PROPOSED MAXIMUM     PROPOSED MAXIMUM     AMOUNT OF
         TO BE REGISTERED                 REGISTERED          AGGREGATE PRICE    AGGREGATE OFFERING   REGISTRATION
                                                                PER UNIT (2)          PRICE (2)           FEE
- --------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per     6,609,406 shares (1)        $1.5938           $10,534,071       $3632.44
share..............................
====================================================================================================================

     (1) Represents the shares of the Registrant's Common Stock issuable upon conversion of the Series D Preferred Stock of the Registrant and the exercise of Warrants to purchase Common Stock, and is deemed to include any additional shares of Common Stock that may be issuable upon conversion of such Series D Preferred Stock or exercise of such Warrants as a result of the antidilution provisions thereof or as a result of any adjustment to the conversion price.
     (2) Estimated solely for the purpose of calculating the registration fee under Rule 457. The offering price has been estimated and the conversion price has been computed pursuant to Rule 457(c) and (g), based on the last sale price of $1.5938 reported on the Nasdaq SmallCap Market on August 15, 1996.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                  SUBJECT TO COMPLETION, DATED AUGUST __, 1996

PROSPECTUS
                              LASERTECHNICS, INC.

                        6,609,406 Shares of Common Stock

     This Prospectus relates to the offering (the "Offering") and sale from time to time of up to 6,609,406 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of Lasertechnics, Inc., a Delaware corporation ("Lasertechnics" or the "Company"). Of the Shares being offered hereby, up to 6,00,00 shares are being offered by certain stockholders of the Company (the "Selling Stockholders") from time to time upon and after conversion of the Company's Series D Preferred Stock, par value $.01 per share (the "Series D Preferred Stock"), and up to 609,406 shares are being offered by the Selling Stockholders from time to time upon and after the exercise of certain outstanding warrants (the "Warrants") granted by the Company. The Series D Preferred Stock was issued in a private placement completed in July 1996 (the "1996 Private Placement"). See "Recent Developments" and "The Offering." The Warrants were issued to Swartz Investments, LLC (the "Placement Agent") and certain designees of the Placement Agent in connection with the 1996 Private Placement and certain other recent private offerings of the Company as hereinafter described. See "Risk Factors - Shares Eligible for Future Sale; Convertible Securities and Warrants."

     The Common Stock is currently traded over-the-counter on the Nasdaq SmallCap Market under the symbol "LASX." See "Risk Factors - NASDAQ Listing" and "Description of Capital Stock." On August 15, 1996, the average of the high and low bid price for the Common Stock was $1.63, as reported on the Nasdaq SmallCap Market. Neither the Series D Preferred Stock nor the Warrants are listed on any trading market, and the Company has no intention of listing the Series D Preferred Stock or Warrants for trading on any exchange or quotation system.

     SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY.

     The Shares may be offered for sale and sold by the Selling Stockholders from time to time in varying amounts (subject to certain restrictions described under the caption "Selling Stockholders") on the Nasdaq SmallCap Market at then prevailing prices or in private transactions at prices and on terms to be determined at the time of sale. The Shares may be sold by the Selling Stockholders directly or through agents designated from time to time or to or through broker-dealers designated from time to time. See "Plan of Distribution." To the extent required, the number of Shares to be sold, the purchase price, the name of any agent or broker-dealer, and any applicable commissions, discounts or other items constituting compensation to such agents or broker-dealers with respect to a particular offering will be set forth in a supplement or supplements to this Prospectus (each, a "Prospectus Supplement"). The aggregate proceeds to the Selling Stockholders from the sale of the Shares so offered will be the purchase price of the Shares sold less the aggregate underwriting discounts and commissions and fees and expenses of counsel and accountants, if any, paid by the Selling Stockholders. See "Selling Stockholders." The Company knows of no selling arrangement between any agent or broker-dealer and the Selling Stockholders. The Company will not receive any proceeds from the sale of any of the Shares offered by the Selling Stockholders hereunder. However, the Company will receive proceeds of approximately $1,477,759 in the event all of the Warrants are exercised. See "Use of Proceeds."

     The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of any of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any discount or commission received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION
    OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
      THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this Prospectus is ______ __, 1996.

                             AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company with the Commission can be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy and information statements and other information can also be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

          The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Shares and the Company, reference is made to the Registration Statement. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.


                    INCORPORATION OF DOCUMENTS BY REFERENCE

          The following documents filed with the Commission (File No. 0-11933) are incorporated by reference into this Prospectus: (i) the Company's Annual Report on Form 10-KSB/A-3 for the year ended December 31, 1995; (ii) the Company's Quarterly Report on Form 10-QSB/A for the quarter ended March 31, 1996; (iii) the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1996; and (iv) the description of the Company's Common Stock contained in the Company's registration statement on Form 8-A filed on April 27, 1984 pursuant to Section 12(b) of the Exchange Act, including any amendments or reports filed by the Company for the purpose of updating such description.

          All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares hereunder shall be deemed to be incorporated herein by reference and shall be a part hereof from the date of filing of such documents.

          Any statement contained in documents incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus, or in any other subsequently filed document which is also incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded.

          The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents not specifically incorporated by reference. Requests for such copies should be directed to the Company's Chief Financial Officer, 3208 Commander Drive, Carrollton, Texas 75006, whose telephone number is (214) 407-6080.

                                  RISK FACTORS

          PRIOR TO MAKING AN INVESTMENT DECISION, PROSPECTIVE PURCHASERS OF THE SHARES SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION AND FINANCIAL DATA PRESENTED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN:


     ACCUMULATED LOSSES

          From its incorporation in 1981 through June 30, 1996, Lasertechnics has an accumulated loss of $44,560,521 and has been profitable in only one fiscal year during that time. There can be no assurance that the Company will generate sufficient revenues to achieve profitability in the future.

     AUDITORS' REPORT

          The Company's auditors have included an explanatory paragraph in their report with respect to the Company's 1995 financial statements related to a significant uncertainty with respect to the Company's financial position at December 31, 1995, which states that the Company's recurring losses from operations and resulting continued dependence on access to external financing together with its default on its capital lease obligation raise substantial doubts about its ability to continue as a going concern. Since December 31, 1995, the Company has arranged an aggregate of $13.8 million in additional financing. Although there can be no assurance that the Company will achieve profitability in the future and losses are expected to continue, the Company believes that such $13.8 million will be sufficient to satisfy its capital requirements for the remainder of the year. Nonetheless, the Company will require substantial additional funds in the future, and there can be no assurance that the Company's future financial statements will not include a similar explanatory paragraph if the Company is unable to raise sufficient funds either through financings or from operations to cover the cost of its operations. The factors leading to and the existence of the explanatory paragraph may adversely affect the Company's relationship with customers and suppliers and have an adverse effect on its ability to obtain financing.

     LIQUIDITY AND CAPITAL REQUIREMENTS

          The Company's future capital requirements will depend upon many factors, including the extent and timing of the Company's products in the market, the Company's operating results and the status of competitive products. The Company anticipates that its existing capital resources and revenues from operations will be adequate to satisfy its capital requirements for the remainder of the year. The Company's actual working capital needs will depend upon numerous factors, however, including the cost of increasing the Company's sales and marketing activities and the amount of revenues generated from its operations, none of which can be predicted with certainty, and there can be no assurance that the Company will not require additional funding prior to such date. If the Company's losses continue, the Company may have to obtain sufficient funds to meet its cash requirements through alliances or partnerships with compatible entities with resources to support its programs, the sale of assets or securities or other financing arrangements, or it will be required to curtail its programs or seek a merger partner. Any additional funding may be on terms which are unfavorable to the Company or disadvantageous to existing security holders. In addition, no assurance may be given that the Company will be successful in raising additional funds or entering into business alliances.

     SMALL TRADING VOLUME AND VOLATILITY OF STOCK PRICE

          The weekly trading volume of the Company's Common Stock in the over-the-counter market has varied from several thousand shares to 3 or 4 million shares, which may tend to increase the volatility of the price. Since January 1993, the bid price of Common Stock in the over-the-counter market has varied from a low of $.91 to a high of $4.06 per share. There can be no assurance that the price volatility will not continue in the future.

     PROPRIETARY TECHNOLOGY

          Lasertechnics relies on a combination of patents, trade secrets and other intellectual property law rights, nondisclosure agreements and other protective measures to preserve its rights pertaining to its products. Much of Lasertechnics' ability to compete in the laser marking and imaging industries depends on trade secrets, know-how and proprietary technical knowledge that is unprotected by patents. Although the Company continues to implement protective measures and intends to defend its proprietary rights vigorously, there can be no assurance that these efforts will be successful. Such protections may not preclude competitors from developing products similar to the Company's. In addition, the laws of certain foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States.

          There can also be no assurance that third parties will not assert intellectual property infringement claims against the Company. Any such infringement claim could result in protracted and costly litigation and could have a material adverse effect on the Company's results of operations regardless of its outcome.

     TECHNOLOGICAL OBSOLESCENCE

          The laser and imaging industries are undergoing, and are expected to continue to undergo, rapid and significant technological change. There can be no assurance that Lasertechnics' research and development programs will enable it to compete effectively in the future. The development by others of new or improved processes or products may make Lasertechnics' research and its products obsolete.

     COMPETITION

          The imaging and laser marking industries are highly competitive in all aspects, including research and development and marketing. Many of Lasertechnics' competitors have considerably greater financial, technical and marketing resources than Lasertechnics. The Company's laser marking business faces competition not only from other laser marking companies, but from several other marking technologies in widespread use such as ink jet (currently the dominant technology in the packaging industry), embossing and hot stamping.

     DEPENDENCE ON KEY EMPLOYEES AND CONSULTANTS

          Because of the specialized nature of its businesses, Lasertechnics is dependent upon the efforts of its current officers, consultants and scientists and upon its ability to attract and retain technologically qualified personnel, particularly scientists and software designers highly qualified in the areas of laser and imaging technology. There is intense competition for qualified personnel in the laser and imaging industries, including competition from companies with substantially greater resources than Lasertechnics. Although the Company has been successful to date in recruiting adequate numbers of qualified personnel, there is no assurance that Lasertechnics will be successful in the future in recruiting or retaining personnel of the requisite scientific caliber or in the requisite numbers to enable Lasertechnics to compete effectively.

     DEPENDENCE ON SUPPLIERS

          The Company acquires all of its plastic card printers from a single source. Although to date the Company has generally been able to obtain adequate supplies of these products, the inability of the Company in the future to obtain sufficient sole or limited source products, or to develop alternative sources, could result in delays in product introductions or shipments and could have material adverse effects on the Company's results of operations.

     DEPENDENCE ON CUSTOMERS

          A substantial portion of the revenues in 1996 for the Company's subsidiary, Sandia Imaging Systems Corporation, will be derived from two contracts awarded during the first quarter of 1996. The loss of or the inability to profitably complete either of these two contracts could have material adverse effects on the Company's results of operations.

     NASDAQ LISTING

          Lasertechnics' Common Stock is listed on the NASDAQ SmallCap Market which requires a minimum stockholders' equity of $1 million and tangible assets of $2 million for continued listing. Because Lasertechnics' stockholders' equity fell below this limit at September 30, 1995, NASDAQ temporarily put the Company's stock on a conditional listing until a new minimum of $2,450,000 in equity was met on December 30, 1995. This was accomplished through the conversion of an aggregate of $1,045,342 of convertible subordinated debentures of the Company and the issuance of Series C Convertible Preferred Stock. See "Description of Capital Stock - Series C Preferred Stock." On January 2, 1996, NASDAQ removed the conditional listing and lowered the stockholders' equity requirement to $1 million. While management believes that in the event of future losses the Company will be able to obtain additional equity financing to preserve such listing, there can be no assurance that the Company will be able to do so.

          In the event the Common Stock were delisted from NASDAQ, trading, if any, would be conducted in the over-the-counter market on the NASD's electronic bulletin board, in what are commonly referred to as the pink sheets. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Company's securities. In addition, the Common Stock would be subject to rules promulgated under the Exchange Act applicable to penny stocks. The Commission has adopted regulations that generally define a "penny stock" to be an equity security that has a market price (as defined) or exercise price of less that $5.00 per share, subject to certain exceptions. By virtue of being listed on NASDAQ, the Company's Common Stock will be exempt from the definition of "penny stock." If, however, the Common Stock is removed from NASDAQ, the Company's securities may become subject to the penny stock rules that impose additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. Consequently, the penny stock rules may affect the ability of broker-dealers to sell the Company's securities and may affect the ability of purchasers in the offering to sell their securities in the secondary market.

     SHARES ELIGIBLE FOR FUTURE SALE; CONVERTIBLE SECURITIES AND WARRANTS

          Future sales of Common Stock in the public market by existing stockholders, warrantholders and holders of convertible securities after this offering could adversely affect the market price of Lasertechnics' Common Stock. As of August 15, 1996, an aggregate of 24,080,681 shares of Common Stock will be freely tradeable without restriction under the Securities Act. In addition, up to 9,116,207 shares will be eligible for resale in accordance with the manner of sale and volume limitations of Rule 144 promulgated under the Securities Act.

          Lasertechnics has reserved approximately 13.2 million shares of Common Stock for issuance upon the exercise of outstanding convertible securities and warrants. Lasertechnics has also reserved 1.15 million shares of Common Stock for issuance to key employees, officers, directors and consultants pursuant to the Company's benefit plans. The Company's 10% Subordinated Convertible Debentures due October 2, 1998 (the "1995 Debentures"), the Company's 10% Subordinated Convertible Debentures due March 1, 1999 (the "1996 Debentures" and, with the 1995 Debentures, the "Debentures"), in the aggregate principal amount of $12.5 million, and the Company's Series D Preferred Stock, with an aggregate stated value of $8.35 million, became or will become convertible into Common Stock at various times during 1995 and 1996. Subject to certain exceptions, the conversion price for the 1995 Debentures is equal to the lesser of (i) $2.34 and (ii) a variable conversion rate equal to the average closing bid price for the Common Stock for the five trading days prior to conversion (the "Variable Conversion Rate"). The conversion price for the 1996 Debentures is equal to the lesser of (i) $2.00 and (ii) the Variable Conversion Rate. The conversion price for the Series D Preferred Stock is equal to the lesser of (i) $2.14 and
     (ii) the average closing bid price of the Common Stock for the 10 trading days prior to the conversion date multiplied by a percentage which declines from 90% to 85% over a 180 day period. These variable conversion rates for the Debentures and the Series D Preferred Stock could result in substantial dilution to the existing stockholders of the Company if the trading price of the Company's Common Stock declines. This potential dilution may also adversely affect the Company's ability to raise additional financing on favorable terms in the future. In addition, because the conversion prices are variable, Lasertechnics is unable to determine whether the number of shares it has reserved or its remaining authorized shares of Common Stock will be sufficient to satisfy all future requirements for the issuance of Common Shares upon conversion of the Debentures and Series D Preferred Stock. The governing instruments for both the Series D Preferred Stock and the 1996 Debentures include substantial penalties in the event that the Company has insufficient authorized or reserved shares to satisfy the conversion requirements of the Series D Preferred Stock or the 1996 Debentures.

     CONCENTRATION OF SHARE OWNERSHIP

          Based upon shares outstanding at July 31, 1996, the Company's officers and directors and their affiliates as a group will beneficially own approximately 44.6% of the Company's outstanding Common Stock. As a result, should these stockholders vote together, they will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions.

     CAPITAL LEASE OBLIGATION IN DEFAULT

          In 1983, the City of Albuquerque issued 8% tax-exempt industrial development revenue bonds in connection with a long-term 25-year capital lease of the Company's Albuquerque facility. The principal amount outstanding as of June 30, 1996 was $1,052,643. Pursuant to its agreement with the City of Albuquerque, Lasertechnics is required to maintain a current ratio of at least 1 to 1 and a debt to equity ratio of not more than 3 to 1. At June 30, 1996, Lasertechnics' current ratio was 1.60 to 1 (excluding the capital lease obligations in default) and its debt to equity ratio was 5.08 to 1. The Company has a prepayment agreement with the bondholder whereby the bondholder agreed to waive its right to call the bond for redemption through April 1, 1998 provided that the lessee pays the base prepayment and an additional prepayment amount of $8,000 per month on a timely basis. However, the Company is in the process of arranging new long-term financing for this real estate and expects to obtain it by the end of 1996. There can be no assurance that the Company will be able to do so. Failure to obtain such financing could force the Company to relocate its facilities and experience the associated disruption of business.


                                  THE COMPANY

          Lasertechnics, a Delaware corporation, was formed in October 1981. In early 1995, the Company became a holding company with two independent operating units, Sandia Imaging Systems Corporation ("Sandia") and Lasertechnics Marking Corporation ("LMC"), both Delaware corporations. Each of Sandia and LMC is run by separate management teams, produces different products and serves different markets. Lasertechnics' wholly-owned inactive subsidiary, Quantrad Corporation is in the process of dissolution.

          Sandia, formed in August 1993 and based in Carrollton, Texas, distributes, integrates and sells multi-station and mono-station card printers and computer software systems for identification cards. Sandia has awarded options to directors and employees, that, if and when vested and exercised, will reduce the Company's ownership to approximately 85%. Sandia has a wholly owned French subsidiary, Sandia Imaging Systems Europe, S.A. ("Sandia EUR"). Printis S.A.R.L., a wholly owned subsidiary of Sandia EUR, was merged into Sandia EUR in June 1995.

          LMC, which is based in Albuquerque, New Mexico and is comprised of the Company's original marking business, designs, manufactures and sells laser marking systems for use in marking a variety of products and containers. The Company expects to hold over 80% of the equity of LMC after granting its management the ability to own a significant stake in its business, as has been granted to management of Sandia. In the first quarter of 1996, LMC introduced a new product line, the BlazerJet Inkless Ink JetTM system, which addresses a growing worldwide market need for more programmability and portability while providing marking quality and operating performance superior to inkjets of similar capacity.

          The Company's principal offices are located at 3208 Commander Drive, Carrollton, Texas 75006, and its telephone number is (214) 407-6080.


                              RECENT DEVELOPMENTS

          The Company recorded consolidated net losses for the second quarter ended June 30, 1996 of $3.9 million compared to net losses of $2.6 million for the second quarter of 1995. Consolidated net losses for the six months ended June 30, 1996, were $6.1 million compared to consolidated net losses of $4.4 million for the same period in 1995.

          The losses in the second quarter of 1996 have been negatively impacted by delays in completion of two significant contracts. These delays were partly due to changes in production schedules by the customer, and will result in revenue that might have been recognized in the second quarter being recognized in the third quarter. In addition, Sandia recorded an expense of $1 million as the cost of settling a year-long dispute under a manufacturing agreement with Singapore Precision Industries. Under the settlement, the Company was granted the option to distribute two new printer lines in North and South America and Western Europe. The Company has also incurred higher interest expense in 1996.

          Consolidated revenue for the second quarter ended June 30, 1996, was $3.5 million which was equal to revenue for the same period in 1995. However, Sandia revenues for the six months ended June 30, 1996 increased to $3.1 million from $1.7 million for the same period in 1995. Consolidated revenues increased 11.8% to $7.6 million from $6.8 million for the six months ended June 30, 1996, compared to the same period in 1995. The increase in revenues is due primarily to two large contracts that were awarded in March 1996.

          In July 1996, the Company raised $8.35 million in cash from the sale of 835 shares of Series D Preferred Stock at a price of $10,000 per share. These shares are convertible into Common Stock in increments of up to 1/3 at a variable conversion rate. See "The Offering." Series D Preferred Stock stockholders do not receive dividends, but there is an 8% per annum accretion rate prior to conversion which is payable in Common Stock upon conversion or redemption at the conversion or redemption price then in effect. All shares of Series D Preferred Stock outstanding on August 2, 1999 are subject to automatic conversion at the conversion rate then in effect.


                                  THE OFFERING

          The Company is registering 6,609,406 shares of Common Stock on behalf of the Selling Stockholders pursuant to the terms of the Registration Rights Agreement executed in connection with the 1996 Private Placement. Up to 6,000,000 shares of the Common Stock are issuable to the Selling Stockholders upon the conversion of shares of Series D Preferred Stock which were acquired in the 1996 Private Placement. The exact number of shares to be issued to the Selling Stockholders cannot be determined at this time. The Series D Preferred Stock is convertible into Common Stock in increments of up to 1/3 at a variable conversion rate (the "Preferred Conversion Rate") equal to the lesser of (i) $2.14 per Share and (ii) (A) the average closing bid price of the Common Stock for the 10 trading days prior to the conversion date multiplied by (B) a percentage which is 90% through October 1, 1996, 87.5% from November 30, 1996 through January 29, 1997 and 85% thereafter. Prior to conversion, the Series D Preferred Stock is subject to an 8% per annum accretion rate (the "Series D Premium"). The number of shares of Common Stock being registered will be sufficient to permit resale of all shares issuable upon conversion of the Series D Preferred if the average Preferred Conversion Rate is equal to or greater than $1.43 (the "Minimum Conversion Price")./1/ If the Minimum Conversion Price is less than $1.43, the Company will be obligated to register additional Shares for resale by the Selling Stockholders.

          The Company is also registering 609,406 shares of Common Stock for resale upon the exercise of outstanding Common Stock Purchase Warrants issued to the Placement Agent or its designees as compensation for assistance in the 1996 Private Placement and in the offerings relating to the 1995 Debentures and the 1996 Debentures (collectively, the "Private Offerings"). The Warrants are exercisable for shares of Common Stock as follows: (i) 221,867 Warrants at $2.87 per share; (ii) 192,500 Warrants at $2.20 per share; and (iii) 195,039 Warrants at $2.1406 per share.

          The number of shares of Common Stock outstanding prior to the Offering, the number of shares of Common Stock being offered by the holders of the Series D Preferred Stock, the number of shares of Common Stock being offered by the holders of the Warrants and the number of shares of Common Stock outstanding after the Offering are as follows:

     Common Stock Outstanding Before the Offering/2/                                       33,196,888 shares
     Common Stock Offered by Holders of the Warrants/3/                          up to        609,406 shares
     Common Stock Offered by Holders of the Series D Preferred Stock/4/          up to      6,000,000 shares
     Common Stock Outstanding After the Offering                                 up to     39,806,294 shares

_______________________________

     /1/ The Minimum Conversion Price of $1.43 was calculated based on the assumption that all shares of Series D Preferred Stock will be converted into shares of Common Stock in the maximum amounts and on the earliest dates possible. If less than 1/2 of the Series D Preferred Stock is converted on each of October 1, 1996, November 30, 1996 and January 29, 1997, or if any shares of the Series D Preferred Stock remain outstanding after January 29, 1997, then, due to the Series D Premium, the Minimum Conversion Price will increase.

     /2/As of August 15, 1996.

     /3/Assumes exercise in full of the outstanding Warrants.

     /4/Assumes an average Preferred Conversion Rate of $1.43.

                                USE OF PROCEEDS

          The Company will not receive any of the proceeds from any resales of the Shares by the Selling Stockholders pursuant to this Prospectus. The Company may, in the future, receive proceeds from the sale of Shares issuable upon exercise of the Warrants but only if the Warrants are exercised and then only in an amount equal to the exercise price thereof multiplied by the number of Warrants exercised. The Company expects to use any such proceeds, which may total up to $1,477,759 if all of the Warrant are exercised, for working capital and general corporate purposes. As of August 15, 1996, the average high and low bid price of one share of Common Stock was $1.63. In light of the current market price for one share of Common Stock and the exercise price of the Warrants, it is unlikely at this time that a holder of a Warrant would exercise the Warrant.


                              SELLING STOCKHOLDERS

          The Series D Preferred Stock was initially issued and sold to Selling Stockholders in July 1996, through the 1996 Private Placement. The Selling Stockholders acquired the Series D Preferred Stock in transactions complying with Regulation D under the Securities Act. Up to 6,000,000 of the Shares will be acquired by the Selling Stockholders from time to time upon conversion of the Series D Preferred Stock. The Warrants were initially issued to the Placement Agent and certain designees of the Placement Agent in conjunction with the Private Offerings.

          Except as otherwise indicated, the tables below set forth certain information with respect to the Selling Stockholders and the Shares as of August 15, 1996. The term Selling Stockholders includes the beneficial owners of the Shares listed below and their transferees, pledgees, donees or other successors. Other than as a result of the ownership of Shares indicated below, unless otherwise indicated, none of the Selling Stockholders has had any material relationship with the Company or any of its affiliates within the past three years, except that the Placement Agent served as placement agent in connection with the Private Offerings for which it received customary compensation.

     --------------------------------------------------------------------------------------------------------------------
                                               SELLING STOCKHOLDERS HOLDING WARRANTS
     --------------------------------------------------------------------------------------------------------------------
                                                                                           SHARES OF COMMON STOCK
                                                                     AGGREGATE          BENEFICIALLY OWNED AFTER THE
                                       NUMBER OF SHARES OF           NUMBER OF                  OFFERING(2)
                                          COMMON STOCK           SHARES FOR WHICH
                                          BENEFICIALLY            WARRANTS MAY BE                       PERCENTAGE OF
     NAME OF WARRANTHOLDER                  OWNED(1)                EXERCISED               NUMBER          CLASS
     --------------------------------------------------------------------------------------------------------------------
     GLENN A. ADAMS                                                   11,000

     SUNDER ADVANI                                                     8,250

     GLENN R. ARCHER                                                  13,000

     LANCE T. BURY                                                    21,000

     DUNWOODY BROKERAGE SERVICES, INC.                                12,000

     ENIGMA INVESTMENTS, LTD.                                          4,049

     P. BRADFORD HATHORN                                              29,000

     DAVIS C. HOLDEN                                                   6,000

     MICHAEL C. KENDRICK                                             240,173

     CHARLES KRUSEN                                                   12,760

     DAVID K. PETELER                                                  9,000

     ERIC S. SWARTZ                                                  240,174
     --------------------------------------------------------------------------------------------------------------------
     TOTAL                                                           609,406
     --------------------------------------------------------------------------------------------------------------------

     (1) Excluding shares of Common Stock which may be acquired upon exercise of the Warrants
     (2)  Assumes sale of all Shares received upon exercise of the Warrants.

     ----------------------------------------------------------------------------------------------------------------------
                                       SELLING STOCKHOLDERS HOLDING SERIES D PREFERRED STOCK
     ----------------------------------------------------------------------------------------------------------------------
                                                                                                     SHARES OF COMMON
                                     SHARES OF                                                      STOCK BENEFICIALLY
                                      COMMON           STATED VALUE                                  OWNED AFTER THE
                                       STOCK           OF SERIES D           NUMBER OF SHARES OF       OFFERINGS(5)
                                    BENEFICIALLY   PREFERRED STOCK THAT     STOCK THAT MAY BE SOLD               PERCENTAGE
     NAME OF SHAREHOLDER             OWNED(1)(2)     MAY BE CONVERTED(3)      IN THE OFFERING(4)    NUMBER        OF CLASS
     ----------------------------------------------------------------------------------------------------------------------
     Ace Foundation, Inc.                 --              $  250,000              174,825

     AG Super Fund                                        $  150,000              104,895
      International Partners,  L.P.  [104,798](6)

     American European Group              --              $  700,000              489,510

     Banque Scandinave En Suisse     [415,730](7)         $  400,000              279,720

     Clarion Capital Corporation          --              $  150,000              104,895

     Faisal Finance                       --              $  250,000              174,825
      (Switzerland) SA

     GAM Arbitrage Investments, Inc. [127,346](8)         $  300,000              209,790

     Global Bermuda, L.P.                 --              $  250,000              174,825

     Gracechurch & Co.               [760,610](9)         $  400,000              279,720

     Lakeshore International,             --              $  250,000              174,825
      Ltd.

     Leonardo, L.P.                [1,100,763](10)        $1,500,000            1,048,951

     Merced Partners, L.P.                --              $  250,000              174,825

     Otato Limited Partnership       [138,534](11)        $  300,000              209,790

     Queensway Financial                  --              $  150,000              104,895
      Holdings Ltd.

     Raphael, L.P.                    [62,215](12)        $  300,000              209,790

     Richcourt $ Strategies,              --              $  350,000              244,755

     The Matthew Fund N.V.                --              $  350,000              244,755

     The Kaufman Fund, Inc.               --              $1,500,000            1,048,951

     The Tail Wind Fund Ltd.              --              $  350,000              244,755

     Triage Capital Management            --              $  200,000              139,860
      L.P.
     ----------------------------------------------------------------------------------------------------------------------
     TOTAL                         [2,709,996]            $8,350,000            5,839,157(13)
     ----------------------------------------------------------------------------------------------------------------------

     (1) Excluding shares of Common Stock which may be acquired upon conversion of the Series D Preferred Stock.

     (2) Assumes conversion of all 1996 Debentures outstanding as of August 15, 1996 at a conversion price of $1.3175.

     (3) Based solely on $10,000 price per share of Series D Preferred Stock, without giving effect to any Series D Premium accrued to date.

     (4) Assumes conversion of the Series D Preferred Stock into Common Stock at a conversion rate of $1.43 per share. If the conversion rate is less than $1.43 per share, the number of shares of Common Stock to be sold by the Selling Stockholders is subject to increase.

     (5) Assumes sale of all Shares received upon conversion of the Series D Preferred Stock.

     (6) Includes [25,631] shares of Common Stock which were acquired upon conversion of certain of the Company's 1996 Debentures and [79,167] shares of Common Stock which will be acquired upon conversion of remaining 1996 Debentures.

     (7) Includes [217,814] shares of Common Stock which were acquired upon conversion of certain of the Company's 1996 Debentures and [197,916] shares of Common Stock which will be acquired upon conversion of remaining 1996 Debentures.

     (8) Includes [51,179] shares of Common Stock which were acquired upon conversion of certain of the Company's 1996 Debentures and [79,167] shares of Common Stock which will be acquired upon conversion of remaining 1996 Debentures.

     (9) Includes [760,610] shares of Common Stock which were acquired upon conversion of certain of the Company's 1995 Debentures.

     (10) Includes [406,581] shares of Common Stock which were acquired upon conversion of certain of the Company's 1995 Debentures, [337,934] shares of Common Stock which were acquired upon conversion of certain of the Company's 1996 Debentures and [356,248] shares of Common Stock which will be acquired upon conversion of remaining 1996 Debentures.

     (11) Includes 138,534 shares of Common Stock which were acquired upon conversion of certain of the Company's 1996 Debentures.

     (12) Includes [25,631] shares of Common Stock which were acquired upon conversion of certain of the Company's 1996 Debentures and [39,584] shares of Common Stock which will be acquired upon conversion of remaining 1996 Debentures.

     (13) Does not reflect additional shares issuable due to the aggregate value of the Series D Premium.

          Information concerning the Selling Stockholders may change from time to time and any such changed information will be set forth a Prospectus Supplement if and when necessary.


                              PLAN OF DISTRIBUTION

          The Shares may be offered for sale and sold by the Selling Stockholders from time to time in varying amounts (subject to certain restrictions described under the caption "Selling Stockholders"), on the Nasdaq SmallCap Market at then prevailing prices or in private transactions at prices and on terms to be determined at the time of sale. The Shares may be sold by the Selling Stockholders directly or through agents designated from time to time or to or through broker-dealers designated from time to time. To the extent required, the number of Shares to be sold, the purchase price, the name of any agent or broker-dealer, and any applicable commissions, discounts or other items constituting compensation to such agents or broker-dealers with respect to a particular offering will be set forth in a Prospectus Supplement. The aggregate proceeds to the Selling Stockholders from the sale of the Shares so offered will be the purchase price of the Shares sold less the aggregate underwriting discounts and commissions and fees and expenses of counsel and accountants, if any, paid by the Selling Stockholders. See "Selling Stockholders." The Company knows of no selling arrangement between any agent or broker-dealer and the Selling Stockholders. The Company will not receive any proceeds from the sale of any of the Shares offered by the Selling Stockholders hereunder. However, the Company will receive proceeds of approximately $1,477,759 in the event all of the Warrants are exercised. See "Use of Proceeds."

          The Company has been advised that, as of the date hereof, the Selling Stockholders have made no arrangement with any broker for the offering or sale of the Shares. The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of any of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any discount or commission received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

          To comply with the securities laws of certain jurisdictions, if applicable, the Shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the Shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or unless an exemption from such registration or qualification is available and is complied with.

          The Company will use its reasonable best efforts to cause the Registration Statement to become effective as promptly as is practicable and to keep the Registration Statement effective for up to three years after August 2, 1996, or until the Registration Statement is no longer required for the transfer of the Shares. The Company is permitted to suspend the use of the Prospectus if it determines, in its reasonable business judgment, that this registration and offering could reasonably be expected to interfere with or otherwise adversely affect any financing, acquisition, corporate reorganization, or other material transaction or development involving the Company or any of its affiliates or require the Company to disclose matters that otherwise would not be required to be disclosed at such time. The Company may then require the suspension of resales of the Shares pursuant to this Prospectus by giving notice to the holders of the Shares. Any such notice need not specify the reasons for such suspension if the Company determines, in its reasonable business judgment, that doing so could reasonably be expected to interfere with or adversely affect such transaction or development or would result in the disclosure of material non-public information. In the event that such notice is given, then until the Company has determined, in its reasonable business judgment, that this registration and offering would no longer interfere with the matters described in the preceding sentence and has given notice thereof to such holders of the Shares, the Company's obligations with respect to registration will be suspended.

          Selling Stockholders who sell Shares pursuant to the Registration Statement will be required to deliver a Prospectus to purchasers of the Shares. Expenses of preparing and filing the Registration Statement and all post-effective amendments will be borne by the Company.


                          DESCRIPTION OF CAPITAL STOCK

          The authorized capital stock of the Company consists of 56,750,000 shares of Common Stock, par value $.01 per share, 2,250,000 shares of Non-Voting Common Stock, par value $.01 per share (the "Non-Voting Common Stock") and 7,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). As of August 15, 1996, a total of 33,196,888 shares of Common Stock and 2,249,842 shares of Non-Voting Common Stock were issued and outstanding. As of August 15, 1996, 2,919,565 shares of Preferred Stock were issued and outstanding as follows: (i) 1,153,856 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock"); (ii) 1,056,338 shares of Series B Convertible Preferred Stock (the "Series B Preferred Stock); (iii) 708,530 shares of Series C Convertible Preferred Stock (the "Series C Preferred Stock); and (iv) 835 shares of Series D Preferred Stock. All outstanding shares of the Company's Common Stock, Non-Voting Common Stock and Preferred Stock are fully paid and nonassessable. Except for shares of Series D Preferred Stock, none of the shares of Common Stock or Preferred Stock has preemptive rights. See "Series D Preferred Stock" below. All shares of Common Stock to be received by Selling Stockholders upon conversion of the Series D Preferred Stock and exercise of the outstanding Warrants will be fully paid and nonassessable.

     COMMON STOCK AND NON-VOTING COMMON STOCK

          Each share of Common Stock entitles its holder to one vote on all maters submitted to a vote of shareholders. Holders of Non-Voting Common Stock do not have voting rights, except as otherwise provided in the Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), or as required by applicable law. Holders of Non-Voting Common Stock are entitled to vote as a separate class on any amendment to the Certificate of Incorporation that adversely affects the powers, preferences or special rights of holders of Non-Voting Common Stock. Holders of Non-Voting Common Stock are entitled to one vote per share for matters on which such holders are entitled to vote. The Common Stock and Non-Voting Common Stock are otherwise identical in all respects.

          Regulated Stockholders (as defined in the Certificate of Incorporation) are entitled to convert Common Stock into Non-Voting Common Stock. Subject to certain conditions, all stockholders are entitled to convert Non-Voting Common Stock into Common Stock. Upon conversion of shares of the Common Stock or Non-Voting Common Stock, the shares of Common Stock or Non-Voting Common Stock so converted will not be eligible for reissuance except for reissuance in connection with the conversion of shares of Common Stock or Non-Voting Common Stock held by Regulated Stockholders.

          The holders of Common Stock and Non-Voting Common Stock are entitled to receive ratably such dividends, if any, as are declared by the Company's Board of Directors out of funds legally available for that purpose. In the event of the Company's liquidation, dissolution or winding up, the holders of Common Stock and Non-Voting Common Stock would be entitled to share ratably in all assets of the Company available for distribution to holders of the Common Stock and Non-Voting Common Stock, subject to the preferential rights of holders, if any, of shares of Preferred Stock. See "Preferred Stock" below.

     The Company's Certificate of Incorporation provides that there can be no stock dividend on, or stock split or combination of, either the Common Stock or the Non-Voting Common Stock without a corresponding stock dividend on, or stock split or combination of, the other class of such stock. For purposes of the foregoing, if a dividend of shares of Common Stock were paid on the outstanding shares of Common Stock, a corresponding dividend of shares of Non-Voting Common Stock would be required to be paid on the shares of Non-Voting Common Stock.

PREFERRED STOCK

     The Certificate of Incorporation authorizes the Company's Board of Directors to issue shares of Preferred Stock, in one or more series and to fix and state the designations, powers, preferences, qualifications, limitations, restrictions and relative rights of the shares of each such series. The Board of Directors may determine, without any vote or action by the holders of either Common Stock or Non-Voting Common Stock, among other things, the payment and rates of dividends, if any, whether dividends are to be cumulative or noncumulative, whether the Preferred Stock is subject to redemption and, if so, the manner of redemption and the redemption price, the preference of any series of Preferred Stock over any other series of Preferred Stock or Common Stock or Non-Voting Common Stock on liquidation or dissolution of the Company, any sinking fund or other retirement provisions for the Preferred Stock and any conversion or exchange rights or other privilege of the holders to acquire shares of any other series of Preferred Stock or Common Stock or Non-Voting Common Stock. The Board of Directors may also determine the number of shares in each series, the voting rights of each series and the stated value for which the Preferred Stock may be issued.

     SERIES A PREFERRED STOCK. The Board of Directors has designated a maximum of 1,500,000 shares of the Preferred Stock as Series A Convertible Preferred Stock, $1.30 stated value per share. Each share of Series A Preferred Stock is convertible at any time, at the option of the holder, into one share of Common Stock, subject to anti-dilution adjustments. All shares of Series A Preferred Stock are entitled to vote on matters brought before the Company's stockholders as if such shares of Series A Preferred Stock had been converted into shares of Common Stock, except upon matters as to which such shares of Series A Preferred Stock are entitled by law to vote as a separate class.

     Subject to the prior preferences and other rights of any class or series of the Company's capital stock ("Senior Securities") ranking prior to the Series A Preferred Stock, the holders of Series A Preferred Stock are entitled to receive and, subject to any prohibition or restriction contained in any instrument evidencing indebtedness of the Company, the Company will be obligated to pay preferential cumulative cash dividends out of funds legally available therefor. Dividends are payable quarterly and accrue cumulatively, whether or not such dividends are declared or funds are legally or contractually available for payment of dividends, at a variable rate per annum as follows: (i) 5% from January 1, 1996 to March 31, 1996; (ii) 7 1/2% from April 1, 1996 through June 30, 1996; and (iii) 10% from July 1, 1996 and thereafter. Dividends are payable in cash or in additional shares of Series A Preferred Stock, but since July 1, 1996, only holders of Series A Preferred Stock, rather than the Company, may make such election. Any dividends paid in kind on the Series A Preferred Stock are to be valued on the basis of the stated value of the Series A Preferred Stock.

     Upon dissolution, liquidation or winding up of the Company, holders of the Series A Preferred Stock will be entitled, after payment of preferential amounts on any Senior Securities, to receive from the assets of the Company available for distribution to stockholders an amount in cash, per share, equal to the stated value of such share and all accrued dividends attributable to such share at the time of such dissolution, liquidation or winding up of the Company. The Series A Preferred Stock ranks senior to the Common Stock and Non-Voting Common Stock as to any such distributions.

     The Series A Preferred Stock is subject to optional redemption at any time by the Company, in whole or in part, at a redemption price per share equal to the stated value of the shares of Series A Preferred Stock so redeemed and all accrued dividends thereon. The Company's optional right of redemption is subject to each Series A Preferred stockholder's right to convert such Series A Preferred Stock into Common Stock within the 10 business days immediately following the Company's notice of such redemption.

     SERIES B PREFERRED STOCK. The Board of Directors has designated a maximum of 1,500,000 shares of the Preferred Stock as Series B Convertible Preferred Stock, $1.30 stated value per share. Each share of Series B Preferred Stock is convertible at any time, at the option of the holder, into one share of Common Stock, subject to anti-dilution adjustments. All shares of Series B Preferred Stock are entitled to vote on matters brought before the Company's stockholders as if such shares of Series B Preferred Stock had been converted into shares of Common Stock, except upon matters as to which such shares of Series B Preferred Stock are entitled by law to vote as a separate class.

     Subject to the prior preferences and other rights of any Senior Securities, the holders of Series B Preferred Stock are entitled to receive and, subject to any prohibition or restriction contained in any instrument evidencing indebtedness of the Company, the Company will be obligated to pay preferential cumulative cash dividends out of funds legally available therefor. Dividends are payable quarterly and accrue cumulatively, whether or not such dividends are declared or funds are legally or contractually available for payment of dividends, at a variable rate per annum as follows: (i) 5% from January 1, 1996 to March 31, 1996; (ii) 7 1/2% from April 1, 1996 through June 30, 1996; and
(iii) 10% from July 1, 1996 and thereafter. Dividends are payable in cash or in additional shares of Series B Preferred Stock, but since July 1, 1996, only holders of Series B Preferred Stock, rather than the Company, may make such election. Any dividends paid in kind on the Series B Preferred Stock are to be valued on the basis of the stated value of the Series B Preferred Stock.

     Upon dissolution, liquidation or winding up of the Company, holders of the Series B Preferred Stock will be entitled, after payment of preferential amounts on any Senior Securities, to receive from the assets of the Company available for distribution to stockholders an amount in cash, per share, equal to the stated value of such share and all accrued dividends attributable to such share at the time of such dissolution, liquidation or winding up of the Company. The Series B Preferred Stock ranks senior to the Common Stock and Non-Voting Common Stock as to any such distributions.

     The Series B Preferred Stock is subject to optional redemption at any time by the Company, in whole or in part, at a redemption price per share equal to the stated value of the shares of Series B Preferred Stock so redeemed and all accrued dividends thereon. The Company's optional right of redemption is subject to each Series B Preferred stockholder's right to convert such Series B Preferred Stock into Common Stock within the 10 business days immediately following the Company's notice of such redemption.

     SERIES C PREFERRED STOCK. The Board of Directors has designated a maximum of 1,500,000 shares of the Preferred Stock as Series C Convertible Preferred Stock, $1.51 stated value per share. Each share of Series C Preferred Stock is convertible at any time, at the option of the holder, into one share of Common Stock, subject to anti-dilution adjustments. All shares of Series C Preferred Stock are entitled to vote on matters brought before the Company's stockholders as if such shares of Series C Preferred Stock had been converted into shares of Common Stock, except upon matters as to which such shares of Series C Preferred Stock are entitled by law to vote as a separate class.

     Subject to the prior preferences and other rights of any Senior Securities ranking prior to the Series C Preferred Stock, the holders of Series C Preferred Stock are entitled to receive and, subject to any prohibition or restriction contained in any instrument evidencing indebtedness of the Company, the Company will be obligated to pay preferential cumulative cash dividends out of funds legally available therefor. Dividends are payable quarterly and accrue cumulatively, whether or not such dividends are declared or funds are legally or contractually available for payment of dividends, at a rate of 10% per annum commencing January 1, 1996. Dividends are payable in cash or in additional shares of Series C Preferred Stock, but since October 1, 1996, only holders of Series C Preferred Stock, rather than the Company, may make such election. Any dividends paid in kind on the Series C Preferred Stock are to be valued on the basis of the stated value of the Series C Preferred Stock.

     Upon dissolution, liquidation or winding up of the Company, holders of the Series C Preferred Stock will be entitled, after payment of preferential amounts on any Senior Securities, to receive from the assets of the Company available for distribution to stockholders an amount in cash, per share, equal to the stated value of such share and all accrued dividends attributable to such share at the time of such dissolution, liquidation or winding up of the Company. The Series C Preferred Stock ranks senior to the Common Stock and Non-Voting Common Stock as to any such distributions.

     The Series C Preferred Stock is subject to optional redemption at any time by the Company, in whole or in part, at a redemption price per share equal to the stated value of the shares of Series C Preferred Stock so redeemed and all accrued dividends thereon. The Company's optional right of redemption is subject to each Series C Preferred stockholder's right to convert such Series C Preferred Stock into Common Stock within the 10 business days immediately following the Company's notice of such redemption.

     SERIES D PREFERRED STOCK. The Board of Directors has designated a maximum of 850 shares of the Preferred Stock as Series D Preferred Stock. Each share of Series D Preferred Stock is convertible at the option of the holder into Common Stock at the Preferred Conversion Rate, subject to anti-dilution provisions. See "The Offering." All shares of Series D Preferred Stock outstanding on August 2, 1999 are subject to automatic conversion at the Preferred Conversion Rate then in effect. Upon the election of a holder of shares of Series D Preferred Stock to convert such shares into Common Stock, the Company shall have the right to redeem, rather than convert, such shares.

     Holders of Series D Preferred Stock have preemptive rights from August 2, 1996 to January 29, 1997 (the "Preemptive Rights Period"). During the Preemptive Rights Period, the Company may not, with certain exceptions, issue any debt or equity securities for cash in private capital raising transactions ("Future Offerings") without first providing the Selling Stockholders the option to purchase the securities being so offered, on a pro rata basis based on the proportion of each Selling Stockholder's participation in the 1996 Private Placement. Future Offerings do not include, and Selling Stockholders are not granted preemptive rights regarding, among other things, transactions involving the issuance of securities in connection with (i) a merger, consolidation or purchase or sale of assets, (ii) the exercise of existing or grant of additional options under Company stock option or restricted stock plans by or to employees, consultants or directors, (iii) the exercise or conversion of the Company's options, warrants or other convertible securities outstanding as of June 30 1996, (iv) public offerings undertaken by the Company or (v) private offerings to Wolfensohn Partners L.P. or its affiliates.

     Holders of Series D Preferred Stock have no voting power whatsoever, except as otherwise provided by the Delaware General Corporation Law, and no holder of Series D Preferred Stock may vote or otherwise participate in any proceeding in which actions are to be taken by the Company or the Company's stockholders or is entitled to notification as to any meeting of the Company's Stockholders. However, as long as shares of Series D Preferred Stock remain outstanding, the Company is not permitted, without first obtaining approval of at least 75% of the then outstanding shares of Series D Preferred Stock, to do any of the following: (i) alter or change the rights, preferences or privileges of the Series D Preferred Stock or any Senior Securities to adversely affect the Series D Preferred Stock; (ii) create any new class or series of Common Stock or Preferred Stock having a preference over the Series D Preferred Stock with respect to distributions pursuant to the liquidation, dissolution or winding up of the Company; or (iii) do any act or thing not authorized or contemplated by the Series D Preferred Stock Certificate of Designation which would result in taxation of the holders of shares of Series D Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended.

     The holders of Series D Preferred Stock are not entitled to receive any dividends. However, prior to conversion, the Series D Preferred Stock accrues the Series D Premium, which is payable in Common Stock upon conversion or redemption at the Preferred Conversion Rate or Redemption Rate (as defined in the Series D Preferred Stock Certificate of Designation) as then in effect.

     Upon dissolution, liquidation or winding up of the Company, each holder of Series D Preferred Stock will be entitled, after payment of preferential amounts on any Senior Securities, to receive from the assets of the Company available for distribution to stockholders an amount in cash, per share, equal to the sum of (i) $10,000 per share of outstanding Series D Preferred Stock so held and
(ii) the Series D Premium that has accrued since August 2, 1996 (collectively, the " Series D Stated Value"). The Series D Preferred Stock ranks senior to the Common Stock and Non-Voting Common Stock as to any such distributions.

     The Series D Preferred Stock is subject to optional redemption by the Company at any time after August 3, 1997, in whole or in part, subject to a minimum redemption of such Series D Preferred Stock having an aggregate Series D Stated Value of at least $1,000,000. If the Company redeems any Series D Preferred Stock it must do so at a redemption price per share equal to a percentage ranging from 130% to 115% of the Series D Stated Value of the shares of Series D Preferred Stock so redeemed, depending on the date of such redemption. Any redemption of Series D Preferred Stock must give the holder of such Series D Preferred Stock the same rate of return such holder would have received had the holder converted his or her Series D Stock on the date of such redemption. The Company's optional right of redemption is subject to each Series D Preferred stockholder's right to convert such Series D Preferred Stock into Common Stock within the 30 business days immediately following the Company's notice of such redemption.

     Any shares of Series D Preferred Stock that are converted or redeemed shall be canceled and shall return to the status of authorized but unissued shares of Preferred Stock of no designated series, and shall not be issuable by the Company as Series D Preferred Stock.

CHANGE OF CONTROL

     The issuance of shares of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. The issuance of shares of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock and the Non-Voting Common Stock, including the loss of voting control to others.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is American Stock Transfer & Trust Company.

NASDAQ SMALLCAP LISTING

     The Company's Common Stock is listed on the Nasdaq SmallCap Market under the symbol LASX.


                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Ninth of the Company's Articles of Incorporation provides for the indemnification of directors of the Company for certain acts and to the fullest extent permitted by the Delaware General Corporation Law. Further, Article VI of the Company's bylaws provides authority for the Company to indemnify a director, officer, employee or agent of the Company who was or is a party to civil or criminal proceedings by reason of his or her position, if such person acted in good faith on behalf of the Company. Article VI also provides for indemnification in derivative actions and in certain other cases and authorizes the Company to purchase liability insurance on behalf of any past or present officer or director of the Company.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                                 LEGAL MATTERS

     Certain legal matters with respect to the Shares will be passed upon by Baker & Botts, L.L.P., counsel of the Company.


                                    EXPERTS

     The consolidated financial statements and schedules of Lasertechnics, Inc. and its subsidiaries as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The report of KPMG Peat Marwick LLP contains an explanatory paragraph that states that the Company's recurring losses from operations and resulting continued dependence upon access to additional external financing together with the default on a capital lease obligation raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

================================================================================


     No person has been authorized to give any information or to make any representation other than those contained in this Prospectus or any Prospectus Supplement in connection with the offering described herein and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder shall, under any circumstances, create an implication that the information contained or incorporated by reference herein is correct as of any time subsequent to its date or that there has been no change in the affairs of the Company since such date. This Prospectus and any Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than those specifically offered hereby or of any Securities offered hereby in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such offer or solicitation.


                         -----------------------------



                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----

AVAILABLE INFORMATION ....................................................   2
INCORPORATION OF DOCUMENTS BY
   REFERENCE .............................................................   2
RISK FACTORS .............................................................   3
THE COMPANY ..............................................................   6
RECENT DEVELOPMENTS ......................................................   6
THE OFFERING .............................................................   7
USE OF PROCEEDS ..........................................................   8
SELLING STOCKHOLDERS .....................................................   8
PLAN OF DISTRIBUTION .....................................................  10
DESCRIPTION OF CAPITAL STOCK .............................................  11
INDEMNIFICATION OF DIRECTORS
    AND OFFICERS .........................................................  15
LEGAL MATTERS ............................................................  15
EXPERTS ..................................................................  15

================================================================================




================================================================================






                              LASERTECHNICS, INC.







                              6,609,406 Shares of
                                 Common Stock



                   -----------------------------------------

                                   PROSPECTUS

                   -----------------------------------------



                               August ___, 1996


================================================================================

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     All of the expenses in connection with the distribution of the Shares are set forth below and will be borne by the Registrant.

         Registration Fee ..................................  $ 3,632

        *Blue Sky and Expenses (including counsel fees) ...     2,000

        *Legal Fees and Expenses ..........................    50,000

        *Accounting Fees and Expenses .....................    10,000

         Additional Listing Fees ...........................        0

        *Miscellaneous ....................................    15,000

           *Total .........................................  $ 80,632

      ________________
       *Estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     Section 102(b)(7) of the Delaware General Corporation Law provides, generally, that the certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of Title 8 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective.

     Article NINTH of the Company's Restated Certificate of Incorporation provides as follows:

     A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the Delaware General Corporation Law, as the same exists or hereafter may be amended, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation law hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Delaware General Corporation Law. Any repeal or modification of this Article by the stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or modification.

     Article VI of the Company's Bylaws, "Indemnification of Directors and Officers," provides as follows:

     SECTION 1. General.  The Corporation shall indemnify any person who was or
                -------
is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys'
fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of
                              ---- ----------
itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     SECTION 2. Derivative Actions.  The Corporation shall indemnify any person
                ------------------
who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     SECTION 3. Indemnification in Certain Cases.  To the extent that a
                --------------------------------
director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article VI, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     SECTION 4. Procedure.  Any indemnification under Sections 1 and 2 of this
                ---------
Article VI (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in such Sections 1 and 2. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the stockholders.

     SECTION 5. Advances for Expenses.  Expenses incurred in defending a civil
                ---------------------
or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall be ultimately determined that he is entitled to be indemnified by the Corporation as authorized in this Article VI.

     SECTION 6. Rights Not-Exclusive.  The indemnification provided by this
Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any law, by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     SECTION 7. Insurance.  The Corporation shall have power to purchase and
                ---------
maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article VI.

     SECTION 8. Definition of Corporation.  For the purposes of this Article VI,
                -------------------------
references to the "the Corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation so that any person who is or was a director, officer, employee or agent of such a constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article VI with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.

     The Company expects to execute indemnification agreements for each member of the Board of Directors and for certain officers of the Company.


ITEM 16.  EXHIBITS

4.1 Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (No. 2-80946)).

4.2 First Amendment to Certificate of Incorporation dated June 6, 1986 (incorporated by reference to Exhibit 3.3 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1987 (No. 0-11933)).

4.3 Second Amendment to Certificate of Incorporation dated May 27, 1987 (incorporated by reference to Exhibit 3.4 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1987 (No. 0-11933)).

4.4  Third Amendment to Certificate of Incorporation dated November 11, 1994.

4.5  Fourth Amendment to Certificate of Incorporation dated July 28, 1995.

4.6  Fifth Amendment to Certificate of Incorporation dated June 17, 1996.

4.7 Certificate of Designation of Series A, B and C Preferred Stock dated December 27, 1995.

4.8 Certificate of Designation of Series D Preferred Stock (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-QSB for the period ended June 30, 1996 (No. 0-11933)).

5.1  Opinion of Baker & Botts, L.L.P. (to be filed by amendment).

23.1  Consent of KPMG Peat Marwick LLP.

23.2  Consent of Baker & Botts, L.L.P. (included in Exhibit 5.1).

24.1  Power of Attorney (included in signature pages).


ITEM 17.  UNDERTAKINGS

     The undersigned small business issuer hereby undertakes:

     (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

          (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of the prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) Include any additional or changed material information on the plan of distribution;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is incorporated by reference from periodic reports filed by the small business issuer under the Exchange Act.

     (2) For determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered,and the offering of the securities at that time to be the initial bona fide offering.

     (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the provisions described under Item 15 above, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the small business issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carrollton, State of Texas, August 21, 1996.



                                       LASERTECHNICS, INC.


                                           /s/ E.A. Milo Mattorano
                                       By:______________________________________
                                           Name:  E.A. Milo Mattorano
                                           Title: Vice President and Chief
                                                  Financial Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the registrant and each person whose signature appears below constitutes and appoints Richard C.E. Morgan, E.A. Milo Mattorano and Ronald L. Bencke, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution for him and in his name, place and stead, in any and all capacities, to sign and file
(i) any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, and (ii) a registration statement, and any and all amendments thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority, to do and perform each and every act and thing requisite or necessary to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons (which persons constitute a majority of the Board of Directors) in the capacities and on the dates indicated:

Signature                      Title                                 Date
- ---------                      -----                                 ----

/s/ Richard C.E. Morgan
_________________________      Chairman of the Board and Director    August 21, 1996
Richard C.E. Morgan            (Principal Executive Officer)


/s/ Jean-Pierre Arnaudo
_________________________      President and Chief Executive         August 21, 1996
Jean-Pierre Arnaudo            Officer of Sandia and Director


/s/ Eugene A. Bourque
_________________________      President and Chief Executive         August 21, 1996
Eugene A. Bourque              Officer of LMC and Director



_________________________      Director                              August   , 1996
Richard M. Clarke


/s/ Paul J. Coleman, Jr.
_________________________      Director                              August 21, 1996
Paul J. Coleman, Jr.


/s/ C. Seth Cunningham
_________________________      Director                              August 21, 1996
C. Seth Cunningham


/s/ Alfred E. Paulekas
_________________________      Director                              August 21, 1996
Alfred E. Paulekas


/s/ E.A. Milo Mattorano
_________________________      Principal Financial and               August 21, 1996
E.A. Milo Mattorano            Accounting Officer

                                 EXHIBIT INDEX


4.1 Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (No. 2-80946)).

4.2 First Amendment to Certificate of Incorporation dated June 6, 1986 (incorporated by reference to Exhibit 3.3 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1987 (No. 0-11933)).

4.3 Second Amendment to Certificate of Incorporation dated May 27, 1987 (incorporated by reference to Exhibit 3.4 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1987 (No. 0-11933)).

4.4  Third Amendment to Certificate of Incorporation dated November 11, 1994.

4.5  Fourth Amendment to Certificate of Incorporation dated July 28, 1995.

4.6  Fifth Amendment to Certificate of Incorporation dated June 17, 1996.

4.7 Certificate of Designation of Series A, B and C Preferred Stock dated December 27, 1995.

4.8 Certificate of Designation of Series D Preferred Stock (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-QSB for the period ended June 30, 1996 (No. 0-11933)).

5.1  Opinion of Baker & Botts, L.L.P. (to be filed by amendment).

23.1 Consent of KPMG Peat Marwick LLP.

23.2 Consent of Baker & Botts, L.L.P. (included in Exhibit 5.1).

24.1 Power of Attorney (included in signature pages).